May 30, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3561

Attention:	Mr. David L. Orlic

Re:	Clearwire Corporation
Amendment No. 7 to Schedule 13E-3
Filed May 28, 2013
File No. 005-84306

Additional Definitive Materials on Schedule 14A
Filed May 28, 2013
File No. 001-34196

Dear Mr. Orlic,

This letter is being furnished by Clearwire Corporation, a Delaware corporation (“Clearwire” or the “Company”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated May 29, 2013 to Erik Prusch, President and Chief Executive Officer, with respect to Clearwire’s Amendment No. 7 to Schedule 13E-3 (File No. 005-84306) (the “Schedule 13E-3”) and Additional Definitive Materials on Schedule 14A (File No. 001-34196) (the “Additional Definitive Materials”) that were filed with the Commission on May 28, 2013.

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, and in light of discussions with the Staff regarding the changes described below, Clearwire is hereby filing this correspondence simultaneously with definitive proxy materials (the “Revised Additional Definitive Materials”). The Revised Additional Definitive Materials have been revised from the Additional Definitive Materials to reflect Clearwire’s responses to the comments from the Staff and to incorporate certain other updating and conforming changes. All page numbers in the responses below refer to the Revised Additional

Definitive Materials, except as otherwise noted. We have enclosed a courtesy package, which includes four copies of the Revised Additional Definitive Materials.

General

1.	Staff’s comment: We note your response to prior comment 2. Given that quarterly financial information under Item 13 of Schedule 13E-3 has been incorporated by reference into your schedule, summary financial information, as described in Item 1010(c) of Regulation M-A, must be disseminated to security holders. See Instruction 1 to Item 13 of Schedule 13E-3. Please advise.

Response: Based on the Staff’s comment, the Company has provided supplemental disclosure on pages S-1–S-3 of the Revised Additional Definitive Materials to include quarterly summary financial information.

In connection with responding to the Staff’s comments, each filing person acknowledges that:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Clearwire’s outside counsel, David Fox at (212) 446-4994 or Joshua Korff at (212) 446-4943.

Sincerely,

/s/ Hope F. Cochran
Hope F. Cochran

Cc:	David Fox, Esq.
Joshua Korff, Esq.
David Feirstein, Esq.